                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       --------------------------------
                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)*

                         WHITNEY AMERICAN CORPORATION
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                               (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
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                        (Title of Class of Securities)


                                  966591 10 9
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                                (CUSIP Number)

               HECTOR I. HERNANDEZ, SR, EXECUTIVE VICE PRESIDENT
                                   SECRETARY
                              TEL. (703) 893-0582
            8150 LEESBURG PIKE, SUITE 1200, VIENNA, VIRGINIA 22182
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         (Name, Address, and Telephone number of Person Authorized to
                      Receive Notices and Communications)

                                MARCH 10, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check here [_].

Check here if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966591 10 9                  13D                      Page 2 of 4

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    1   NAME OF REPORTING PERSON  Heatherlynn Colburn
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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    2   CHECK THE APPROPRIATE BOX IF A GROUP           (a) [ ]
                                                       (b) [ ]

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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS
        OO


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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2 (d) or 2(e)                 [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA
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                            7    SOLE VOTING POWER
    NUMBER OF                    1,750, 000 SHARES OF COMMON STOCK CONTROLLED BY
     SHARES                      REPORTING PERSON THROUGH COSTAREAL CORPORATION
                                 -----------------------------------------------
   BENEFICIALLY             8    SHARED VOTING POWER
                                 -----------------------------------------------
    OWNED BY                9    SOLE DISPOSITIVE POWER
     EACH                        1,750,000 SHARES OF COMMON STOCK CONTROLLED BY
   REPORTING                     REPORTING PERSON THROUGH COSTAREAL
                                 -----------------------------------------------
    PERSON                 10    SHARED DISPOSITIVE POWER
     WITH

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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,750,000 SHARES OF COMMON STOCK THROUGH COSTAREAL PLUS 400,000
        OPTIONS EQUALS 2,150,000 TOTAL
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ANY SHARES [ ]

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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
        23%, BASED UPON 9,712,515 SHARES OF COMMON STOCK OUTSTANDING AS OF
        MARCH 12, 1998
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   14   TYPE OF REPORTING PERSON
                                                     IN
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CUSIP 966591 10 9                                               Page 3 of 4

ITEM 1. SECURITY AND ISSUER.

        Title of class of equity securities:
        ------------------------------------

        Common Stock, $.00001 par value

        Name and address of principal executive offices of issuer:
        ----------------------------------------------------------

        WHITNEY AMERICAN CORPORATION, A Delaware corporation
        8150 Leesburg Pike, Suite 1200
        Vienna, Virginia 22182

ITEM 2. IDENTITY AND BACKGROUND.

        (a)  Heatherlynn Colburn.

        (b)  8150 Leesburg Pike, suite 1200, Vienna, Virginia 22182.

        (c)  Executive Vice President, Chief Operating Officer of the issuer.

        (d) The reporting person has not been, within the preceding five years, convicted in a criminal proceeding (excluding traffic and similar misdemeanors).

        (e) The reporting person has not, within the preceding five years, been party to a civil proceeding of the type described in part (e) of
             Item 2 of Schedule 13D, relating to violations of federal or state security laws.

        (f) The reporting person is a citizen of the United States of America. Both Coastline International, Inc and CostaReal Corporation were incorporated in the State of Delaware.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The securities were acquired by the reporting person in a tax-free exchange pursuant to a Stock Exchange Agreement among the issuer , New Horizons, Inc. ("New Horizons"), Coastline International Inc. ("Coastline"), and the shareholders of New Horizons and Coastline, including the reporting person. As part of this transaction, the reporting person transferred to the issuer certain shares owned in Coastline and New Horizons by the reporting person, and the issuer in exchange issued shares of its common stock to the reporting person.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the transaction herein reported was for the issuer to acquire ownership of Coastline and New Horizons from the reporting person and other Coastline and New Horizons shareholders and for the reporting person to become an officer and director of the issuer. Otherwise, the reporting person has no plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP 966591 10 9                                               Page 4 of 4

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) 1,750,000 shares are beneficially owned by CostaReal Corporation, a corporation controlled by the reporting person . Ms. Colburn also owns 400,000 common stock options.

        (b) The reporting person has the sole power to vote and to dispose all of the shares beneficially owned.

        (c)  NONE.

        (d)  NONE.

        (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The reporting person is not party to any contract, arrangement, understanding or relationship (Legal or otherwise) required to be disclosed by
Item 6 of Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents filed by the issuer(Whitney American Corporation) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

        1 Stock exchange agreement dated March 6, 1998, among the issuer, New Horizons, Inc. ("New Horizons"), and the shareholders of New Horizons, Inc., filed as exhibit 10.3 to the issuer's form 8-K filed March 25, 1998.

        2 Stock exchange agreement dated March 6, 1998, among the issuer, Coastline International, Inc ("Coastline"), and the shareholders of Coastline International, Inc, filed as exhibit 10.2 to the issuer's form 8-K filed March 25, 1998.

                                  Signatures
                                  ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March______, 1998

                                        By
                                          -----------------------------------
                                          Heatherlynn Colburn


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                             CostaReal Corporation


                                     -----------------------------------
                                     Heatherlynn Colburn
                                     COB/COO CostaReal Corporation